Samfine Creation Holdings Group Limited

September 7, 2022

Via EDGAR

Ms. Beverly Singleton

Mr. Hugh West

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted August 18, 2022
CIK No. 0001926792

Ladies and Gentlemen:

This letter is in response to the letter dated August 31, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Samfine Creation Holdings Group Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (“Draft Registration Statement No. 3”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement

General

1. Please provide a factual update on your cover page, prospectus summary, and risk factors to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

In response to the Staff’s comments, we revised our disclosure on the cover page, prospectus summary (pages 11-12), and risk factors (page 24) of Draft Registration Statement No.3 to disclose the agreement reached between the PCAOB and the CSRC on August 26, 2022.

Prospectus Summary

Permission Required from Hong Kong Authorities, page 7

2. We note your revisions in response to comment 3. As drafted, the business registration certificate issued by the Hong Kong Business Registration Office, required for your Hong Kong subsidiary, appears as an exception to items (i)-(iv) identified thereafter. Please revise to clarify the resulting ambiguities, including whether this certificate constitutes an offering approval, has been obtained, and is the subject of any inquiry or notice. We further note that item (ii) appears to lack a reference.

In response to the Staff’s comments, we revised our disclosure on page 7 of Draft Registration Statement No.3 regarding the permission required from Hong Kong authorities.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC